SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 38)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

44919P508

(CUSIP Number)

Andrew Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BARRY DILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 550,000 shares

	8.	Shared Voting Power 1,711; see Item 5

	9.	Sole Dispositive Power 6,476,210 shares; see Item 5

	10.	Shared Dispositive Power 1,711; see Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,477,921 shares; see Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
8.1%
Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of stock options to purchase 550,000 shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 44.4% of the total number of votes of all classes of common stock of the Company, based on 5,789,499 and 73,570,302 shares of Class B Common Stock and Common Stock outstanding, respectively, as of October 27, 2016.  See Item 5.

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 38)

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 38 to the Diller Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

Item 4.  Purpose of the Transaction.

The information contained in Item 4 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 and 6 below is incorporated by reference in this Item 4.

Other than as provided herein or as has been publicly announced by the Company or Mr. Diller, Mr. Diller does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

As of the date of this Amendment, based on 73,570,302 shares of Common Stock and 5,789,499 shares of Class B Common Stock outstanding as of the close of business on October 27, 2016, Mr. Diller beneficially owns: (i) 5,385,309 shares of common stock underlying securities held by two grantor retained annuity trusts (the “2016 GRATs”), over which Mr. Diller has sole investment power and Mr. Diller’s spouse, Diane von Furstenberg, has sole voting power (composed of 136,711 shares of Common Stock and 5,248,598 shares of Class B Common Stock), (ii) 550,000 shares of Common Stock underlying stock options, over which Mr. Diller has sole investment and voting power, (iii) 540,901 shares of Class B Common Stock held by a trust for the benefit of certain of his family members (the “2016 Family Trust”), over which Mr. Diller’s stepson, Alexander von Furstenberg, has sole voting and investment power and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg as investment advisor, and (iv) 1,711 shares of Common Stock held by a family foundation, as to which Mr. Diller disclaims beneficial ownership.  Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock and the exercise of stock options to purchase 550,000 shares of Common Stock (even if out-of-the-money), Mr. Diller would beneficially own approximately 8.1% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share,

Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested stock options, even if out-of-the-money) representing approximately 44.4% of the total number of votes of all classes of common stock of the Company, based on 5,789,499 and 73,570,302 shares of Class B Common Stock and Common Stock outstanding, respectively, as of October 27, 2016; provided, however, that as described herein, Ms. von Furstenberg has sole voting power over all shares of IAC capital stock held in the 2016 GRATs (which represents approximately 40.0% of the total number of votes of all classes of common stock of the Company) and Mr. von Furstenberg has sole voting and investment power over shares of Class B Common Stock held by the 2016 Family Trust (which represents approximately 4.2% of the total number of votes of all classes of common stock of the Company).  Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg.

The information contained in Item 6 below is incorporated by reference in this Item 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

On November 1, 2016, in connection with the proposed amendment and restatement of the Company’s certificate of incorporation (the “New Certificate”) to provide for a new class of common stock generally without voting rights (the “Class C Common Stock”) and the proposed pro rata dividend of Class C Common Stock to the holders of Common Stock and Class B Common Stock (the “Dividend” and, together with the New Certificate, the “Class C Issuance”), the Company, Mr. Diller and certain affiliates of Mr. Diller (the “Diller Parties”) entered into an agreement (the “New Governance Agreement”) providing for the amendment and restatement of the existing governance agreement between the Company and Mr. Diller (previously filed as Exhibit 54 to the Diller Schedule 13D, as amended by letter agreement previously filed as Exhibit 62 to the Diller Schedule 13D) (the “Existing Governance Agreement”), which amendment and restatement will become effective only upon the date the Dividend is delivered or paid to IAC’s stockholders.

The following is a summary of the terms of the New Governance Agreement.  The following description of the New Governance Agreement and the transactions contemplated thereby and as described herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the New Governance Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

New Governance Agreement

As provided in the New Governance Agreement, upon the date that the Dividend is delivered or paid to IAC’s stockholders, the Existing Governance Agreement will terminate and be superseded by the New Governance Agreement.  Until such time, the Existing Governance Agreement remains in effect.

Restrictions on Transfer of Class C Common Stock

Pursuant to the New Governance Agreement, none of Mr. Diller or his family members and his or their affiliates that are or will become party to the New Governance Agreement may, subject to certain exceptions, sell, assign, transfer, convey, hypothecate or otherwise dispose of (each, a “Transfer”) any shares of Class C Common Stock to a third party if, as a result of such Transfer, the Diller Parties would then beneficially own, in the aggregate, a number of shares of Class C Common Stock that is less than the Minimum Class C Number.  The “Minimum Class C Number” will initially be equal to the number of shares of Class B Common Stock held by the Diller Parties on the date that the Dividend was paid or distributed (the “Initial Class B Shares”).  The Minimum Class C Number will be reduced by (i) any Initial Class B Shares transferred to a third party in compliance with the New Governance Agreement or converted into shares of Common Stock pursuant to the conversion right provided in the New Certificate and (ii) the number of shares of Class C Common Stock that the Diller Parties have transferred in connection with certain Covered Transactions (as defined below).  In the event that, as a result of a Transfer of its Class C Common Stock, the Diller Parties beneficially own, in the aggregate, a number of shares of Class C Common Stock that is less than the Minimum Class C Number, the Diller Parties would be required to acquire additional shares of Class C Common Stock, Transfer a number of shares of Class B Common Stock to a third party or give irrevocable notice to IAC to convert into shares of Common Stock a number of shares of Class B Common Stock such that after such acquisition, Transfer or conversion, the Diller Parties beneficially own, in the aggregate, shares of Class C Common Stock at least equivalent to the Minimum Class C Number.

Certain transfers of shares of Class C Common Stock by the Diller Parties will be exempted from these restrictions, including:

•                  transfers between or among the Diller Parties (including family members and affiliates that become Diller Parties as a result of one of the transfers described below);

•                  transfers to Mr. Diller’s family members, so long as such family member agrees in writing to be bound by the terms of the New Governance Agreement by executing a joinder agreement (a “Joinder Agreement”);

•                  transfers to an affiliate of a Diller Party, so long as such affiliate agrees in writing to be bound by the terms of the Transfer Agreement by executing a Joinder Agreement and so long as such person remains an affiliate of a Diller party;

•                  transfers to the personal representative of the estate of Mr. Diller or a family member upon the death of Mr. Diller or such family member, solely to the extent the executor is acting in the capacity as personal representative of the estate; however, transfers by such personal representative from such estate will be subject to the restrictions contained in the New Governance Agreement, unless it would qualify under another exemption;

•                  transfers in connection with certain Covered Transactions (as defined below) that are approved by the holders of a majority of the outstanding shares of Common Stock and Class C Common Stock, voting together as a single class, or by a Capital Stock Committee (as defined below) in which all holders of Common Stock and Class C Common Stock (other than the Diller Parties) are provided the opportunity to sell all of their shares of Common Stock and Class C Common Stock; and

•                  the granting of a revocable proxy to officers or directors of IAC at the request of the Board of Directors of IAC (the “Board”) in connection with actions to be taken at an annual or special meeting of IAC’s stockholders or in connection with any action by written consent of the stockholders solicited by the Board.

Equal Treatment in Covered Transactions

The New Governance Agreement also provides that neither IAC nor any Diller Party will enter into or consummate a “Covered Transaction” unless it includes the same type and amount of consideration (or mix of consideration) or an offer to receive the same type and amount of consideration (or mix of consideration) to all holders of Common Stock, Class B Common Stock, and Class C Common Stock.  The following constitute a “Covered Transaction”:

•                  the acquisition of beneficial ownership by a person (other than Mr. Diller or his family members or his or their affiliates) by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer, tender offer, exchange offer or similar transaction) of the majority of the outstanding shares of IAC’s capital stock (or of the voting equity of a successor corporation or the parent of such a corporation) and that would entitle such person to exercise more than fifty percent (50%) of the total voting power of IAC’s outstanding voting securities (or of the voting equity of a successor corporation or the parent of such a corporation);

•                  a sale, lease or other disposition in any transaction or series of transactions of all or substantially all of the assets of IAC and its subsidiaries, taken as a whole; and

•                  any transaction or series of transactions by Mr. Diller, his family members or his or their affiliates that would result in a third party owning at least 25% of the total voting power of IAC’s outstanding voting securities excluding At-the-Market Transactions where an “At-the-Market Transaction” is a transfer by a Diller Party of any share of Class B Common Stock to a third party (other than IAC or its affiliates) at a price per share of Class B Common Stock that is no higher than the greater of the last closing sale price of a share of the Common Stock on the NASDAQ (or the principal securities exchange on which the Common Stock is then listed) (the “Market Price”) immediately preceding the date that a definitive agreement is entered into with regard to such transfer and the Market Price immediately preceding the date that such transfer is completed.

However, IAC and the Diller Parties may enter into and consummate Covered Transactions that provide different or disproportionate consideration to holders of shares of Common Stock, Class B Common Stock, and Class C Common Stock in the following circumstances:

•                  in the event of a bona fide share-for-share exchange, merger, recapitalization or other business combination involving a third party in which IAC stockholders continue to own shares of capital stock in the successor entity in substantially the same relative proportions as they owned shares of IAC prior to the transaction and the three-class capital structure and the pro rata economics of the three classes in place prior to the transaction are preserved, provided that the Diller Parties have agreed in writing that, if they hold at least 20% of the total voting power of the successor entity, the terms of the New Governance Agreement will continue to apply to any shares of capital stock they receive in the transaction (a “Permitted Reorganization”);

•                  in the event that receipt by the holders of shares of Common Stock of different consideration than the holders of any other class of IAC capital stock (other than pursuant to a Permitted Reorganization) has been approved by a majority of the holders of shares of Common Stock, voting as a class;

•                  in the event that receipt by the holders of shares of Class C Common Stock of different consideration than the holders of any other class of IAC capital stock (other than pursuant to a Permitted Reorganization) has been approved by a majority of the holders of shares of Class C Common Stock, voting as a class;

•                  in the event that the holders of shares of Common Stock and Class C Common Stock receive consideration on a per share basis that does not differ in any respect other than relative voting rights (with the holders of shares of Common Stock receiving consideration having higher voting rights and the holders of shares of Class C Common Stock receiving consideration having lower voting rights), but which consideration is different from the consideration received by the holders of Class B Common Stock and such receipt has been approved by a majority of the holders of shares of Common Stock and Class C Common Stock, voting together as a single class; or

•                  as may be approved by the Board pursuant to a recommendation of a committee comprised solely of a majority of the independent and disinterested directors of the Board (a “Capital Stock Committee”).

In any proposed Covered Transaction where it is proposed that holders of Common Stock or Class C Common Stock receive consideration different than the holders of shares of any other class of IAC capital stock (other than as part of a Permitted Reorganization), IAC would provide notice of the transaction to the Board who will form a Capital Stock Committee.  The Capital Stock Committee would have the right to participate in any discussions and negotiations with respect to and recommend approval (or rejection) of the transaction and the Board will not approve such transaction without the recommendation of the Capital Stock Committee.  The Diller Parties may not request or seek a waiver of the equal treatment provision.

Issuance Suspension Event

The New Governance Agreement also provides that, if, at any time, Mr. Diller, his family members, and his and their respective affiliates cease to own, in the aggregate, at least 20% of the total voting power of IAC’s outstanding securities (an “Issuance Suspension Event”), IAC will not issue or agree to issue any new shares of Class C Common Stock or securities convertible into or exchangeable or exercisable for shares of Class C Common Stock without the prior approval of the Board upon the recommendation of the Capital Stock Committee.  However, the approval of the Board will not be required for any issuances of shares of Class C Common Stock made in connection with the exercise, exchange or conversion of securities outstanding immediately prior to such Issuance Suspension Event or pursuant to other contractual obligations of IAC or its subsidiaries in effect immediately prior to such Issuance Suspension Event.

Registration Rights

The Diller Parties will be entitled to customary, transferable registration rights with respect to Common Stock and Class C Common Stock beneficially owned by them.  The Diller Parties will be entitled to three demand registration rights.  IAC will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions).  IAC will not be required to register shares of Common Stock and/or Class C Common Stock if the Diller Parties could sell the shares in quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act of 1933, as amended, or under another comparable exemption from registration.

Amendment; Waiver

The New Governance Agreement may only be amended or waived with the approval of Mr. Diller, or, following his death, by the Diller Parties owning, in the aggregate, a majority of the Class B Common Stock collectively owned by all Diller Parties at such time, and the Capital Stock Committee.  However, any amendment to the New Governance Agreement that impacts the rights of the holders of Common Stock or Class C Common Stock must be approved by the holders of a majority of the outstanding shares of the Common Stock and Class C Common Stock, respectively.  Any such amendment that impacts the rights of the holders of Common Stock and Class C Common Stock equally and identically must be approved by the holders of Common Stock and Class C Common Stock, voting together as a single class.

IAC has also agreed to reimburse the Diller Parties for their reasonable legal fees and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the New Governance Agreement.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

63.                               Second Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Mr. Barry Diller and other persons signatory thereto, dated as of November 1, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by IAC/InterActiveCorp on November 4, 2016).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  November 4, 2016

BARRY DILLER

/s/ Barry Diller

INDEX TO EXHIBITS

1.                                      Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.                                      Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.                                      Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.                                      Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.                                      Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.                                      Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.                                      First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.                                      Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.                                      Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.                               Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.                               Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.                               Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.                               In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.                               In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.                               In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.                               Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.                               Amended and Restated Certificate of Incorporation of BDTV INC.*

18.                               Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.                               Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.                               Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.                               Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.                               Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.                               Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.                               Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.                               Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.                               Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.                               Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.                               Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.                               Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.                               Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.                               Certificate of Incorporation of BDTV III Inc.*

32.                               Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.                               Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.                               Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.                               Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.                               Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.                               Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.                               Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.                               Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.                               Certificate of Incorporation of BDTV IV INC.*

41.                               Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.                               Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001.*

43.                               Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.                               Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.                               Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.                               Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.                               Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.                               Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.                               Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.                               Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.                               Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.                               Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.                               Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.                               Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

55.                               Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

56.                               Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

57.                               Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.                               Notice, dated January 29, 2008, of termination of Joint Filing Agreement.*

59.                               Letter, dated February 17, 2009, from Barry Diller to IAC/InterActiveCorp.*

60.                               Letter Agreement by and among Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.*

61.                               Letter Agreement by and between IAC/InterActiveCorp, a Delaware corporation, and Mr. Barry Diller, dated as of December 1, 2010.*

62.                               Letter Agreement by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.*

63.                               Second Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Mr. Barry Diller and other persons signatory thereto, dated as of November 1, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by IAC/InterActiveCorp on November 4, 2016).

*                 Previously filed.